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                             September 22, 2022

       Jiayuan Xu
       Chief Financial Officer
       FinVolution Group
       Building G1, No. 999 Dangui Road
       Pudong New District, Shanghai 201203
       The People   s Republic of China

                                                        Re: FinVolution Group
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-38269
                                                            Filed April 29,
2022

       Dear Mr. Xu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3 Key Information, page 4

   1. Please confirm that in future filings you will disclose that your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021 and describe how the
                                                        Holding Foreign
Companies Accountable Act and related regulations will affect your company. We note your
discussion following the second from last bullet point on page 17.
       Cash and Asset Flows through Our Organization, page 7

   2. Please confirm that in future filings you will provide a clear description of how cash is transferred through
your organization. In this regard:
                                                            disclose your
intentions to distribute earnings or settle amounts owed under the VIE agreements;
                                                            quantify any cash
flows and transfers of other assets by type that have occurred
 Jiayuan Xu
FinVolution Group
September 22, 2022
Page 2
              between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer;
                quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company, which entity made the transfer, and the tax consequences to the transferring entity;
                similarly, quantify dividends or distributions made to U.S. investors, the source, and the tax consequences to them;
                to the extent there have not been transfers, dividends, or distributions to date, please so state;
                describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors; and
                describe any restrictions or limitations on your ability to distribute earnings from the company, including your subsidiaries or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the
              VIE agreements.
Results of Operations
Revenues, page 124

3. You attribute the year-over-year change in loan facilitation fees to loan origination volume offset by a decrease in average rate of transaction fees. Please tell us, and revise future filings, to disclose the average rate of transaction fees.
4. Please provide for us us, and revise future filings to include, your analysis of net interest income in accordance with Regulation S-K, Item 1402(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameJiayuan Xu                                     Sincerely,
Comapany NameFinVolution Group
                                                                 Division of
Corporation Finance
September 22, 2022 Page 2                                        Office of
Finance
FirstName LastName